Mail Stop 4561

September 11, 2008

Mr. Kenichi Watanabe
President and Chief Executive Officer
Nomura Holdings, Inc.
9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

> **Re: Nomura Holdings, Inc.**
> **Form 20-F for the fiscal year ended March 31, 2008**
> **Filed June 30, 2008**
> **File No. 001-15270**

Dear Mr. Watanabe:

We have completed our review of your Form 20-F and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief